Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Big West Oil Partners, LP:

We consent to the use of our reports included herein with respect to:

1)	the balance sheets of Big West Oil Predecessor as of January 31, 2007 and 2006, and the related statements of income and member’s equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 31, 2007;

Our report refers to the adoption of the recognition and disclosure provisions of the Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit and Other Postretirement Plans, as of January 31, 2007.

2)	the balance sheet of Big West Oil Partners, LP as of December 3, 2007; and

3)	the balance sheet of Big West GP, LLC as of December 3, 2007;

and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Salt Lake City, Utah

February 15, 2008